SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant’s name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

ELETROBRAS ANNOUNCES THE PRICING OF THE PUBLIC OFFERING OF COMMON SHARES

Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B), informs its shareholders and the market that, further to its Form 6-K furnished to the U.S. Securities and Exchange Commission (“SEC”) on May 27, 2022, it priced its public offering of 697,476,856 common shares (“Shares”), including 9,783,100 American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts, on June 9, 2022 (“Global Offering”), without taking into consideration the overallotment option. Each ADS represents one common share.

The conditions precedent of the offering were met and the price per Share to the public was set at R$42.00, resulting in an aggregate price of R$29,294,027,952.00. The ADSs were offered and sold to the public at a price of U.S.$8.63 per ADS (including an ADS issuance fee of U.S.$0.05 per ADS). The price per Share in the form of ADSs corresponds to the price per Share translated into U.S. dollars, based on the selling exchange rate for U.S. dollars (PTAX) as published by the Central Bank of Brazil on June 9, 2022.

The Global Offering consists of an international offering and placement outside Brazil, including a registered offering of ADSs in the United States with the SEC under the U.S. Securities Act of 1933, as amended (“International Offering”) and a concurrent public offering in Brazil (“Brazilian Offering”). The International Offering is being conducted pursuant to an automatically effective registration statement on Form F-3 filed on May 27, 2022, as amended by Amendment No. 1 filed on June 6, 2022 and a preliminary prospectus supplement filed on May 27, 2022, as supplemented by Supplement No. 1 on May 31, 2022 (“Prospectus Supplement”). The registration statement and the Prospectus Supplement may be accessed through the SEC’s website at www.sec.gov. The primary offering consists of the distribution of new Shares, including in the form of ADSs, issued by the Company. The secondary offering consists of the distribution of Shares held by BNDES Participações S.A. - BNDESPar (“Selling Shareholder”), as indicated in the Prospectus Supplement of the offering. In accordance with Article 21 of CVM Instruction No. 400 and Article 9 of CPPI Resolution, the Brazilian Offering is subject to a priority offering in Brazil.

Banco BTG Pactual S.A. – Cayman Branch, BofA Securities, Inc., Goldman Sachs & Co. LLC, Itau BBA USA Securities, Inc., XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Banco Bradesco BBI S.A., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, and Morgan Stanley & Co. LLC are serving as international underwriters with respect to the International Offering of the ADSs.

BTG Pactual US Capital, LLC, BofA Securities, Inc., Goldman Sachs & Co. LLC, Itau BBA USA Securities, Inc., XP Investments US, LLC, Bradesco Securities, Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Inc. and Safra Securities LLC will collectively act as international placement agents with respect to the International Offering of Shares (not in the form of ADSs) sold outside Brazil on behalf of the Brazilian underwriters (except for Caixa Econômica Federal).

Banco BTG Pactual S.A., Bank of America Merrill Lynch Banco Múltiplo S.A., Goldman Sachs do Brasil Banco Múltiplo S.A., Banco Itaú BBA S.A., XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Banco Bradesco BBI S.A., Caixa Econômica Federal, Citigroup Global Markets Brasil CCTVM S.A., Banco de Investimentos Credit Suisse (Brasil) S.A., Banco J.P Morgan S.A., Banco Morgan Stanley S.A. and Banco Safra S.A. will collectively act as Brazilian underwriters with respect to the sale of Shares in the public offering in Brazil.

You should read the registration statement (including the prospectus and the Prospectus Supplement) and other documents filed with the SEC for more complete information about the Company, the Selling Shareholder and the Global Offering. Please refer to our annual report on Form 20-F as of and for the year ended December 31, 2021 filed with the SEC, as well as any further updates in our current reports on Form 6-K, which may be amended, supplemented or superseded, from time to time, by other reports that we file and incorporate by reference into the registration statement filed with the SEC. You may access these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the registration statement (including the prospectus and Prospectus Supplement) may be obtained by contacting (i) Banco BTG Pactual S.A. – Cayman Branch, Address: Harbour Place, 5th Floor 103 South Church Street, PO Box 1353GT Grand Cayman, Cayman Islands KYI-1108; Fax: (212) 293-4609; E-mail: ol-btgpactual-prospectusdepartment@btgpactual.com; (ii) BofA Securities, Inc., Attn: Prospectus Department; Address: NC1-004-03-43 200 North College Street, 3rd floor Charlotte NC 28255-0001; Email: dg.prospectus_requests@bofa.com; (iii) Goldman Sachs & Co. LLC, Attn: Prospectus Department, Address: 200 West Street, New York, New York 10282, Telephone: 1-866-471-2526, Facsimile: 212-902-9316, e-mail: prospectus-ny@ny.email.gs.com; (iv) Itau BBA USA Securities, Inc, Address: 540 Madison Avenue, 24th Floor, New York, New York 10022; and (v) XP Investments US, Address: 55 W 46th Street 30th Floor, New York, New York 10036.

This communication is for informative purposes only, and is neither an offer to sell nor a solicitation of an offer to buy the Shares described herein, nor shall there be any sale of the Shares in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The Company will inform its shareholders and the market about any further developments with respect to the Global Offering, including the settlement of the Global Offering, in accordance with applicable regulations.

Rio de Janeiro, June 9, 2022.

/s/ Elvira Cavalcanti Presta

Elvira Cavalcanti Presta

CFO and Investor Relations Officer